Exhibit 8.1

Principal Subsidiaries of the Registrant*

Principal Subsidiaries	Place of Incorporation
ZKH Holdings Limited	British Virgin Islands
ZKH Hong Kong Limited	Hong Kong
ZKH Industrial Supply (Shanghai) Co., Ltd.	PRC
Shanghai Gongbangbang Industrial Tech Co., Ltd.	PRC
Shanghai Kunhe Supply Chain Management Co., Ltd.	PRC
Shenzhen Kuntong Smart Warehousing Technology Co., Ltd.	PRC

* Other entities of ZKH Group Limited have been omitted from this list since, consolidated in the aggregate as a single entity, they would not constitute a significant subsidiary.